EXHIBIT 99.1

Equinox Gold Receives Positive Record of Decision for South Railroad; Significant Permitting Milestone Unlocks Next North American Growth Project

VANCOUVER, British Columbia, Aug. 17, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce that the United States Bureau of Land Management (“BLM”) has issued a positive Record of Decision (“ROD”) for the South Railroad project in Nevada, USA (“South Railroad” or the “Project”), marking completion of federal permitting under the National Environmental Policy Act (NEPA) process.

With the ROD now issued, early works construction at South Railroad has begun. Applications for key state permits and water rights have also been submitted.

Jason Simpson, President of Equinox Gold, commented: “Receiving the Record of Decision is a major milestone for the South Railroad project and advances our next phase of growth. The incremental production from South Railroad will be the first meaningful contributor towards our objective of adding 800,000 ounces of annual gold production from our organic development pipeline. Our Board of Directors had previously approved the start of construction, and with the Record of Decision now in hand, South Railroad is positioned for first gold production in 2028. We thank the Bureau of Land Management, Secretary of the Interior Burgum, the U.S. Administration, and the Permitting Council for their support of the Project, including its designation as a FAST-41 covered project, and for their commitment to responsible domestic mineral development.”

South Railroad will be an open-pit heap leach mine. Based on the 2026 feasibility study, the Project is expected to produce an average 130,000 ounces of gold annually over the first five years of operation, and more than 100,000 ounces annually over the initial 10-year mine life. Initial capital costs are estimated at $395 million, including $70-$80 million reflected in Equinox Gold’s updated 2026 Guidance. The Project is situated within a larger 25,000-hectare land package along Nevada’s prolific Carlin Trend, which provides opportunities for resource growth and new discoveries.

Construction Milestones for Remainder of 2026

Several key construction milestones targeted for completion this year include:

  Workforce ramp-up: As part of operational readiness, hiring and onboarding of site operations team are advancing through the second half of this year.
  Detailed engineering: Engineering is 55.2% complete.
  Ordering and procurement: Major contracts for power generation, process plant equipment, concrete and structural steel have been awarded.
  Construction acceleration: Early works commenced earlier this summer on the north access road outside of the BLM Plan of Operations in coordination with Elko County, Nevada. Earthworks and major civil construction activities have commenced following the receipt of the ROD.
  Equipment: Mining equipment will begin arriving on site at year-end, with initial mining activities scheduled to start in spring 2027.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned as the new North American senior gold producer with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Etienne Morin, Chief Capital Markets Officer
E: etienne.morin@equinoxgold.com
T: +1 604.260.0516

Ingrid Rico, SVP Capital Markets
E: ingrid.rico@equinoxgold.com
T: +1 604.260.0516

Qualified Person and Technical Information

The scientific and technical information contained in this news release was approved by Andrew Cormier, Chief Operating Officer for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

For additional information regarding the South Railroad Project, please refer to the technical report titled “South Railroad Project NI 43-101 Feasibility Study Update, Elko County, Nevada” dated February 27, 2026, with an effective date of September 30, 2025, which is available on the Company’s website at www.equinoxgold.com.

Cautionary Notes & Forward-Looking Statements

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: timing and receipt of key state permits and water rights; the Company’s target of 800,000 ounces of additional annual gold production from its development portfolio; timing of first gold; estimates for annual production from South Railroad; initial capital costs for South Railroad; construction and mining milestones for South Railroad; and the prospectivity of the Company’s land package at South Railroad. Forward-looking Information is typically identified by words such as “believe”, “will”, “grow”, “plan”, “expect”, “estimate”, “advance”, “commence”, “continue” and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on this Forward-Looking information. Forward-looking Information is based on the Company’s current expectations and assumptions, including: receipt and timing thereof of required state permits and water rights to commence South Railroad development; timing and progress of construction, engineering, and procurement;; achievement of exploration, production, cost and development objectives; stable gold prices and input costs in line with the assumptions utilized in the estimation of Mineral Reserves and Mineral Resources;; accuracy of Mineral Reserve and Mineral Resource estimates; availability of funding; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions, supply chain disruptions, regulatory delays, legal challenges, or other unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; optimized operating assumptions and technical parameters, and constructive engagement with community partners. While the Company considers these assumptions reasonable, they may prove incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include certain risks and uncertainties described in the section “Risk Factors” in Equinox Gold’s Management Information Circular dated June 19, 2026, and in the section “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.